

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 7, 2022

Gregory Anderson
Chief Financial Officer
Allegiant Travel CO
1201 North Town Center Drive
Las Vegas, Nevada 89144

> **Re: Allegiant Travel CO**
> **Form 10-K for the Fiscal Year ended December 31, 2021**
> **Filed March 1, 2022**
> **File No. 001-33166**

Dear Gregory Anderson:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2021

Financial Statements
Note 7 Long Term Debt, page 71

1. We note that as of December 31, 2021, your report debt of $1.7 billion and equity of $1.2 billion, which appears to yield a debt to equity ratio of 1.4x, increasing to 1.6x as of June 30, 2022. Please address the following points:

    •   State separately in the balance sheet or in the notes to your financial statements, as may include a tabulation, each issue or type of obligation and additional information as will indicate the general character of each type of debt, including the interest rates and dates of maturity, to comply with Rule 5-02.22 of Regulation S-X.

    •   Tell us and disclose how recent disruptions to financial markets affect your ability to access your traditional funding sources on the same or reasonably similar terms as were available to you in recent periods, consistent with guidance in Items 303(b)(1) and (c)(1) of Regulation S-K, and CF Disclosure Guidance Topic 9A (June 23, 2020), which is available on our website.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact John Cannarella, Staff Accountant at (202) 551-3337 or Karl Hiller, Branch Chief, at (202)551-3686 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation